Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Nuvei Corporation (“Nuvei” or the “Company”)

1100 René-Lévesque Boulevard West,

Suite 900 Montréal, Quebec

H3B 4N4

Item 2 - Date of Material Change

October 4, 2021

Item 3 – News Release

A news release was disseminated over Globe Newswire on October 4, 2021.

Item 4 – Summary of Material Change

On October 4, 2021, Nuvei announced the launch of a marketed offering of 1,500,000 subordinate voting shares of the Company in the United States and Canada, which was increased to 3,000,000 subordinate voting shares of the Company, representing Nuvei’s initial public offering in the United States (the “Offering”). In connection with the Offering, Nuvei applied to list its subordinate voting shares on Nasdaq Global Select Market (the “Nasdaq”). In addition, Nuvei granted the Underwriters (as defined below) a 30-day over-allotment option to purchase up to an additional 15% of the Offering.

Item 5 – Full Description of Material Change

5.1	Full Description of Material Change

On October 4, 2021, Nuvei announced the launch of a marketed offering of 1,500,000 subordinate voting shares of the Company in the United States and Canada, which was increased to 3,000,000 subordinate voting shares of the Company, representing Nuvei’s initial public offering in the United States. In addition, Nuvei granted the Underwriters (as defined below) a 30-day over-allotment option to purchase up to an additional 15% of the Offering.

In connection with the Offering, Nuvei entered into an underwriting agreement with Goldman Sachs & Co. LLC, Credit Suisse, J.P. Morgan, BMO Capital Markets, RBC Capital Markets, Raymond James Ltd., Canaccord Genuity Corp., Cowen and Company, LLC, Keefe, Bruyette & Woods, A Stifel Company, William Blair, National Bank Financial Inc., CIBC Capital Markets and Scotiabank (collectively, the “Underwriters”).

On October 8, 2021, the Underwriters purchased, at a price of US$123.14 per subordinate voting share, an aggregate of 3,450,000 subordinate voting shares offered by Nuvei, including 450,000 subordinate voting shares of the Company following the exercise in full by the Underwriters of their over-allotment option, for gross proceeds to Nuvei of US$424,833,000.

Nuvei expects to use the net proceeds from the Offering primarily to strengthen Nuvei’s financial position and allow it to pursue its growth strategies.

In connection with the Offering, Nuvei’s subordinate voting shares started trading in US dollars on Nasdaq and will continue to trade on the Toronto Stock Exchange (the “TSX”) in Canadian dollars under the symbol “NVEI” in both instances.

Nuvei voluntary delisted its “NVEI.U” US dollar listing on the TSX after the close of markets on October 13, 2021.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 – Executive Officer

David Schwartz

Chief Financial Officer

(514) 313-1190

Item 9 – Date of Report

October 14, 2021.